UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 6, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated March 6, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 6, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 07, 2007
March 6, 2007

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

J-Pacific Provides Progress Report on Its Montgolfier Drilling Program

Initial 16 drill holes now completed, assays results pending

VANCOUVER, MARCH 6, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF) reports that the 10,000-metre core drilling program at its Montgolfier Project is progressing as planned. The Montgolfier Project is located in the Casa Berardi greenstone belt of northwestern Quebec, some 85 kilometres west of Matagami and 40 kilometres east of the Casa Berardi gold mine.

The drilling program commenced in January 2007, and to date 16 of the 27 planned drill holes have been completed, for a total of 5,650 metres. Assay results are pending. Drilling is expected to carry on until the end of March 2007.

Drilling is targeting eight priority areas for gold, based on the interpretation of airborne geophysical data produced in 2005 as well as a review of historical exploration work by SRK Consulting (Canada) Inc. ("SRK"). The planned program of 27 holes totalling approximately 10,000 metres includes: 11 holes to investigate the main Casa Berardi Fault, in five separate areas over a strike length of 15 kilometres; 10 holes to test faulted banded iron formation within the Taibi Sedimentary Sequence. south of the Casa Berardi Fault; and six holes to probe two major splays of the Casa Berardi Fault that intersect segmented banded iron formation in the eastern portion of the property.

BACKGROUND

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a mineral reserve of 4.9 million tonnes grading 7.69g Au/t (equivalent to 1,212,800 oz Au); with an indicated mineral resource of 2.7 million tonnes grading 5.11g Au/t (equivalent to 446,800 oz Au); and an inferred mineral resource of 5.7 million tonnes grading 6.50g Au/t (equivalent to 1,184,000 oz Au) (Source: Aurizon Mines Ltd. website).

The presence of gold reserves and resources at the Casa Berardi Mine does not necessarily indicate that gold resources will be delineated on the Montgolfier Property. However, SRK has extrapolated similarities in the stratigraphy and structural setting of the Montgolfier Property to those of the Casa Berardi Mine, as well as to other occurrences of gold mineralization in the Casa Berardi Tectonic Zone.

The drilling has been contracted to Major Drilling Group International Inc. The on-site geological expertise is being provided by IOS Services Geoscientifiques Inc., a Quebec- based geological consulting company, under the supervision of SRK's Dr. Jean-Francois Couture, P.Geo., J-Pacific's Qualified Person for this project as defined by National Instrument 43-101 regulations, who has reviewed and approved this news release.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.